Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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October 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Astrea Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed September 16, 2021
File No.: 001-39996

Ladies and Gentlemen:

On behalf of Astrea Acquisition Corp. (the “Company” or “Astrea”), we respond as follows to the comment letter, dated October 14, 2021, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in amended filing of the Proxy Statement, a copy of which has been marked with the changes from the original Preliminary Proxy Statement.

Please note that for the staff’s convenience, we have recited each of the staff’s comments and provided the Company’s response to each comment immediately thereafter.

Preliminary Proxy Statement on Schedule 14A filed September 16, 2021

Interests of Astrea’s Sponsor, Officers, and Directors in the Business Combination, page 32

1.	Please revise your disclosure in this section to address the pre-existing relationship between Messrs. Green and Moazami. We also note your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

With respect to the first part of the comment, we advise the staff that no conflict of interest needs to be disclosed in the above-referenced section relating to the pre-existing relationship between Messrs. Green and Moazami. Messrs. Green and Moazami simply knew each other from certain prior business dealings and stayed in touch. Such business dealings were in the past and had no bearing on the approval of the proposed business combination by Astrea and its board. Accordingly, we have not revised the disclosure in the Proxy Statement in response to this part of the comment.

Securities and Exchange Commission

October 22, 2021

With respect to the second part of the comment, we have revised the disclosure on pages 36 and 128 of the Proxy Statement to include information with respect to the corporate opportunities doctrine as requested.

2.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other Astrea shareholders experience a negative rate of return in the post-business combination company.

We have revised the disclosure on pages 35, 91 and 127 of the Proxy Statement as requested.

Risk Factors, page 46

3.	Please add a risk factor to highlight the “up-C” structure that you will retain following the Closing of the Transactions, the equity interests held by the relevant parties and the attendant risks.

We have revised the disclosure on pages 58 and 59 of the Proxy Statement as requested.

4.	We note that your amended and restated certificate of incorporation for the post-initial business combination entity will include an exclusive forum provision and you disclose on page 85 that “with respect to the Exchange Act, only claims brought derivatively under the Exchange Act would be subject to the forum selection clause described above.” As provided in your proposed amended and restated certificate of incorporation, please revise the disclosure on page 85 to clarify that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

We have revised the disclosure on page 90 of the Proxy Statement as requested.

Risk Factors

Even if the Business Combination is completed, there is no guarantee that the Astrea Warrants will ever be in the money, and they may expire, page 48

5.	Revise to expand your disclosure to highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. At an appropriate section, clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. We note the disclosures at pages 260-261 and that there are currently outstanding an aggregate of 8,862,500 Astrea Warrants, which are comprised of 237,500 Private Warrants held by the Sponsor and 8,625,000 public warrants.

We have revised the disclosure on pages 13, 14 and 52 of the Proxy Statement as requested.

Securities and Exchange Commission

October 22, 2021

Background of the Business Combination, page 111

6.	We note your disclosure that, following the effectiveness of your registration statement on February 3, 2021, Astrea’s officers and directors identified and evaluated over 58 potential business targets from a wide range of industry segments; signed 23 non-disclosure agreements to perform preliminary due diligence; and eventually reached the stage of submitting non-binding letters of intent and term sheets with five targets. Please expand your disclosure in this section to discuss the process utilized to evaluate the 58 potential targets, and to clearly explain why, how, and when Astrea deemed the business combination with HotelPlanner.com and Reservations.com to be superior to available alternatives. We note, for instance, that your engagement with HotelPlanner.com and Reservations.com began on February 22, 2021, and, by mid-April 2021 - four months prior to the signing of the Merger Agreement - you had already determined to terminate discussions with Target No. 4.

We have been advised by Astrea that it uses a three-stage investment process:

1) Sourcing: Astrea’s team has an extensive network that includes a vast array of investment firms, investment advisors, private companies and entrepreneurs. After completing its IPO, Astrea engaged in an outreach effort, contacting their relationships to source potential targets. At the same time, Astrea received inbound interest from financial advisors who had been retained by private companies that were interested in pursuing a business combination with a SPAC. Astrea was contacted by these financial advisors due to the characteristics of the ideal target candidates Astrea had described in the registration statement for its initial public offering. The combination of Astrea’s outreach effort and inbound interest from financial advisors resulted in Astrea having preliminary conversations with approximately 60 potential targets.

2) Screening: After a first introduction or preliminary conversation with a prospective target, Astrea’s team would decide whether more time should be invested in such prospective target. The decision was based on three predominant factors:

●	Did the prospective target have a desire to become a public company and was it ready or could become ready to be a public company in the short or medium term?

●	Was the prospective target expecting to achieve accelerated growth in the medium to long term?

●	Did the prospective target have conservative leverage?

If Astrea considered that a target had these three characteristics, then Astrea would initiate an in-depth diligence process focusing on the following:

i)	readiness to become a public company: Astrea would make an internal assessment of the target’s level of readiness to become a public company and what aspects had to be improved and/or constructed.

Securities and Exchange Commission

October 22, 2021

ii)	business model and growth: Astrea would do an in-depth diligence of the target’s operational business model and the operational differentiators of the business, especially from a technological point of view. Astrea then sought to understand in detail how the growth potential for the business was determined and the level of potential profitability of the business. Astrea favored profitable companies, but if a target was not profitable, then it would seek to understand how such target could achieve sustainable profitability.

iii)	accomplished management team: Astrea would seek a target having a talented and incentivized management team with deep expertise in the sector of operation and proven ability to navigate different business cycles.

iv)	equity value: Astrea sought a target having an equity value that would accommodate Astrea’s size.

v)	growth prospects: Astrea sought a target operating in a sector that was poised for growth in the future.

After Astrea completed the screening stage on each target, Astrea determined if the company met the evaluation criteria described above, and if it did, a non-disclosure agreement would be signed. Ultimately, 23 prospective targets passed Astrea’s screening criteria and non-disclosure agreements were signed with those companies.

3) Structuring: After a non-disclosure agreement was signed, Astrea was in a position to receive further information on the targets. Astrea reviewed the information and then determined whether its initial opinion of the targets in the sourcing and screening stages was confirmed. Five potential targets met these criteria, and Astrea entered into non-binding letters of intent with these targets. The letters of intent with these targets generally proposed (i) an attractive valuation of the target when compared to peers in its industry based on a valuation model prepared by Astrea, (ii) an earnout structure for the prospective target’s current shareholders and (iii) that the significant shareholders of the target would roll-over the majority of their equity stake in the combined company.

Astrea’s management team deemed the business combination with HotelPlanner.com and Reservations.com to be superior to available alternatives, as HotelPlanner.com and Reservations.com (as a merged entity) met all of Astrea’s investment criteria, and Astrea was of the opinion that the merged entity would thrive as a public company. Astrea came to this conclusion by mid-April 2021.

We have revised the disclosure on pages 115, 116 and 117 of the Proxy Statement as requested to reflect the foregoing.

Securities and Exchange Commission

October 22, 2021

7.	Given the nature of the Target Companies’ businesses, please revise your disclosure at page 114 to provide details regarding the technological due diligence provided by external service providers. Please enhance your disclosures at pages 114 and 115 to clearly identify the names of the parties involved in the negotiations which consisted of meetings and teleconferences from March of 2021 through the execution of the Merger Agreement. As examples, we note your general references to “Astrea,” the “board of directors” and “Astrea team.”

For technological due diligence, Astrea engaged Quandary Peak Research, Inc., a software consulting firm with offices in Los Angeles, Nashville, Silicon Valley, Chicago and Washington, D.C. (“Quandary”). Quandary provides expert analysis of complex software systems for matters of technical due diligence, IP litigation and regulatory healthcare IT compliance to numerous Fortune 500 companies.

Astrea engaged Quandary on June 21, 2021 to focus on the evaluation and review of the software architecture and source code materials of HotelPlanner.com and Reservations.com, their system documentation, and a machine-learning / artificial intelligence analysis and open-source license analysis. The goal of the due diligence was to determine whether there were any major problem areas, red flags or other troubling findings that could potentially hinder the merger of these two companies with Astrea.

Quandary ultimately concluded that HotelPlanner.com and Reservations.com are both mature engineering organizations that have created modern, performant and scalable software products for the travel industry space. While conducting their analysis, Quandary identified a number of potential improvements and made several recommendations. However, no major red flags were found that, in its opinion, would hinder the contemplated transaction between the two companies and Astrea. In addition, Quandary also presented to Astrea short-term and long-term considerations relevant to the merger of the two companies’ technology stacks.

We have revised the disclosure on pages 119 and 120 of the Proxy Statement as requested to provide information regarding the foregoing.

Summary of Astrea’s Financial Analysis, page 115

8.	Please revise to disclose the discrete criteria used to select the eight companies against which you compared the historical and projected financial information of the Target Companies. If there were companies considered, but not included in your selection, please disclose. We note that the selected companies range in size and your belief that the selected companies were appropriate to review because they pertain to the same industry and are affected by macroeconomic factors in a similar fashion as the Target Companies.

We have revised the disclosure on page 121 of the Proxy Statement as requested.

Securities and Exchange Commission

October 22, 2021

Astrea Board’s Reasons for the Approval of the Business Combination, page 117

9.	Please revise to disclose whether and how the board took into account the consideration to be paid for the Target Companies in determining to approve the Business Combination.

We advise the staff that the board did take into account the consideration to be paid for the Target Companies in determining to approve the Business Combination, as indicated on page 118 of the Proxy Statement, when indicating that an “attractive valuation” was one of the factors considered. Furthermore, such factor makes reference to the Comparable Company Analysis shown on page 121 of the Proxy Statement, where it is indicated that, based on such analysis, the post-money valuation of the combined entity taking into account the consideration to be paid is not only fair, but also presents a discount to what Astrea believes to be the fair market value of the combined entity. Accordingly, we do not believe any revisions are necessary to the disclosure in the Proxy Statement in response to this comment.

Projected Revenue and Adjusted EBITDA, page 120

10.	Expand your disclosure to discuss any material assumptions underlying the revenue and Adjusted EBITDA projections including asset, revenue and earnings growth rates, the assumed material increase in search engine marketing and other expenditures.

We have expanded the disclosure on page 126 of the Proxy Statement as requested.

Certain Projected Financial Information, page 120

11.	We note your summary risk factor on page 44 which describes the impact of the continuing COVID-19 pandemic on the economy in general and on the travel industry in particular, which in turn may materially and adversely impact the Company’s business and financial performance, including your revenue, liquidity, credit ratings and access to capital. Please further expand your disclosure here to disclose how you considered the impact of the continuing COVID-19 pandemic in the preparation of the projections.

We have expanded the disclosure on page 126 of the Proxy Statement as requested.

12.	Please provide us with the legal basis for your disclaimer on page 119 of “any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events,” “even in the event that any or all of the assumptions underlying the Projections are shown to be in error.” For guidance, generally refer to Item 10(b)(3)(iii) of Regulation S-K.

We have revised the disclosure on page 126 of Proxy Statement to conform the disclosure with Item 10(b)(3)(iii) of Regulation S-K. We wish to note that the statements regarding any obligation to update Projections are qualified by the phrase “except to the extent required by applicable law”.

Securities and Exchange Commission

October 22, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information Note 1. Description of the Business Combinations, page 157

13.	We note that the Business Combination will be accounted for using the acquisition method of accounting with Astrea as the accounting acquirer, as it will be the sole manager of HotelPlanner.com, a limited liability entity, through the HotelPlanner.com A&R Operating Agreement. Provide us a detailed analysis of your accounting acquirer determination. Tell us how you considered that the management and board of directors of HotelPlanner Inc. will consist primarily of the management of HotelPlanner.com and that the current members of HotelPlanner.com will own approximately 48.7% of the equity of HotelPlanner Inc.

HotelPlanner.com advises that the determination of Astrea as the accounting acquirer and HotelPlanner.com as the accounting acquiree was based on the application of U.S. GAAP and the guidance in ASC 805 and ASC 810.

On August 9, 2021, Astrea, HotelPlanner.com and Reservations.com entered into the Agreement and Plan of Merger described in the Proxy Statement, pursuant to which the parties will undertake a series of transactions at the Closing that will result in Reservations.com becoming a wholly-owned subsidiary of HotelPlanner.com and Astrea becoming the sole managing member of HotelPlanner.com. This transaction will be implemented through an “Up-C” structure. The existing owners of HotelPlanner.com and Reservations.com will hold approximately 68% to 76% of both the voting power of and economic rights in Astrea, assuming no redemptions and maximum redemptions, respectively, and the former stockholders of Astrea, including the Sponsor, will hold approximately 32% to 24% of both the voting power of Astrea and economic rights in Astrea, assuming no redemptions and maximum redemptions, respectively, and 100% of the managing rights in HotelPlanner.com.

The Second Amended and Restated Operating Agreement of HotelPlanner.com is structured such that the managing member is Astrea, with no other members having any kick-out rights or substantive participating rights; this makes HotelPlanner.com similar to a limited partnership for US GAAP accounting purposes.

In determining the accounting acquirer in this merger transaction, the parties considered the following:

●	For purposes of determining the accounting acquirer, the parties considered the guidance set forth in ASC 805-10-25-5, which states that in a Business Combination in which a variable interest entity (“VIE”) is acquired, the primary beneficiary of that entity is always the acquirer. Therefore, the parties considered the guidance in the VIE subsections of ASC 810-10 as part of its accounting acquirer analysis.

Securities and Exchange Commission

October 22, 2021

●	Pursuant to the guidance in ASC 810-10-15-14, HotelPlanner.com assessed whether HotelPlanner.com meets the definition of a VIE. In accordance with the guidance in ASC 810-10-15-14 (b), the equity holders as a group will lack the power to direct the activities that most significantly impact the entity’s performance. Specifically, HotelPlanner.com will be akin to a limited partnership as per ASC 810-10-05-3, given that (1) Astrea, the sole managing member as stated in HotelPlanner.com’s Second Amended and Restated Operating Agreement, will be the functional equivalent of a general partner and (2) the existing owners of HotelPlanner.com, i.e., the non-managing members, will be the functional equivalent of limited partners. Although the existing owners of HotelPlanner.com (including Reservations.com and corporate subsidiaries) will have 68% to 76% ownership of HotelPlanner.com assuming no redemptions and maximum redemptions, respectively, they will not have any substantive kick-out rights or participating rights. Therefore, HotelPlanner believes the non-managing members’ equity at risk will lack the power to direct the activities of HotelPlanner.com that most significantly impact HotelPlanner.com’s economic performance, resulting in HotelPlanner.com being classified as a VIE.

●	The parties then analyzed which entity meets the criteria to be considered as the primary beneficiary of HotelPlanner.com. In accordance with ASC 810-10-25-38A, Astrea was determined to be the primary beneficiary of HotelPlanner.com because it meets both the criteria discussed below:

➢	The decisions that most significantly affect the economic performance of HotelPlanner.com are those that relate to the core operations – i.e. providing customers a platform to book or reserve hotels. Astrea will be the sole manager of HotelPlanner.com and have sole control or authority over all activities, including those that have the most significant impact on HotelPlanner.com (i.e., the VIE).

➢	Astrea’s variable interests in HotelPlanner.com through its 32% to 24% ownership of HotelPlanner.com will result in the right (and obligation) to receive benefits (and absorb losses) of HotelPlanner.com that could potentially be significant to HotelPlanner.com.

Given that Astrea will be the primary beneficiary of and will have the controlling financial interest in HotelPlanner.com, a VIE, HotelPlanner.com concluded that Astrea, the legal acquirer, is also the accounting acquirer. Therefore, the Business Combination will be accounted for using the acquisition method under ASC 805.

Securities and Exchange Commission

October 22, 2021

Note 4. Transaction Accounting Adjustments, page 161

14.	Expand your disclosure for adjustment (h) regarding equity adjustments for the non-controlling interest to further describe the nature of the arrangements.

We have expanded the disclosure on pages 175 and 176 of the Proxy Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Astrea

Liquidity and Capital Resources, page 182

15.	Expand your disclosure to address that, upon consummation of the Business Combination, your sole material asset will be your interest in HotelPlanner.com and its subsidiaries. As such, you will depend on distributions from HotelPlanner.com to meet your financial obligations, including taxes and other expenses. Please also disclose any restrictions or other factors that could limit HotelPlanner.com’s ability to pay dividends or make other distributions to you. Refer to Item 303(a)(1) of Regulation S-K.

We have expanded the disclosure on pages 190 and 191 of the Proxy Statement as requested.

16.	We note that at the closing of the Business Combination, you will enter into a Tax Receivable Agreement with existing shareholders who will continue to hold Class B shares. Expand your disclosure to include a discussion of the range of aggregated payments to be made under this arrangement, the timing of the payments, and how they will be funded.

We have revised the disclosure on pages 158 and 176 of the Proxy Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of HotelPlanner.com

Non-GAAP Financial Measures, page 209

17.	We note your adjustments to arrive at Adjusted EBITDA for fiscal year 2020 related to PPP loan forgiveness income and for fiscal year 2019 related to Marketing programs. Tell us why you believe these adjustments are appropriate.

We have been advised by HotelPlanner.com that it believes that the adjustments to arrive at Adjusted EBITDA referred to in this comment are appropriate to properly reflect the results of operations for fiscal 2020 and fiscal 2019.

Specifically, HotelPlanner.com included the PPP loan forgiveness income because we believe that the PPP loan forgiveness does not relate to our core business operations. We have not had loan forgiveness income in the past nor do we expect to incur such income in the future.

Similarly, HotelPlanner.com included the marketing programs adjustment as it relates to an affiliate retention incentive payment made upon the signing of new affiliate partnership contracts which we do not believe is a recurring operating expense nor similar to our normal marketing programs.

Securities and Exchange Commission

October 22, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Reservations.com

Key Performance Metrics, page 226

18.	You have identified several measures as key performance metrics. Expand your disclosure to provide additional information regarding these metrics, including the reasons why they provide useful information to investors and how management uses them in managing or monitoring the performance of the business. Refer to SEC Release No. 33- 10751. The comment also applies to the discussion of Key Performance Metrics for HotelPlanner.com.

We have revised the disclosure on pages 233 and 234 (with respect to Reservations.com) and pages 209, 210 and 211 (with respect to HotelPlanner.com) of the Proxy Statement as requested.

19.	We note that you present Gross profit margin as a key performance metric. Revise the title of the measure, so that it does not reflect the Gross profit margin metric that is widely used and calculated differently.

We have revised the disclosure on page 234 of the Proxy Statement to change the title of the measure as requested.

Beneficial Ownership of Securities, page 255

20.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the post initial business combination company, assuming exercise and conversion of all securities.

We have revised the disclosure on page 264 of the Proxy Statement as requested.

Lexyl Travel Technologies, LLC d/b/a HotelPlanner.com and MEETINGS.com Combined Consolidated Financial Statements

Notes to Combined Consolidated Financial Statements

Note 3. Revenue, page F-49

21.	You state that approximately 66% and 82% of the Company’s Individual Hotel Bookings for the years ended December 31, 2020 and 2019, respectively, relates to online hotel bookings. Tell us how you considered providing more detailed disaggregated revenue disclosure based on the components of your revenue sources identified in your submission (e.g., preferred memberships, software as a service, advertising, etc.). Refer to FASB ASC 606-10-50-5.

HotelPlanner.com has advised the Company that it considered the guidance in ASC 606-10-50-5, in conjunction with the guidance in ASC 606-10-55-89 through 55-91 in preparing its disclosure of disaggregated revenue. It acknowledges that the objective of disaggregated revenue disclosure is to provide the most useful information to users of a company’s financial statements based on categories that are meaningful to the company. This assessment requires judgment, depends on various entity-specific and industry-specific factors, and is not subject to a single prescribed factor as the basis for disaggregation. In determining the appropriate categories to use to disaggregate revenue for purposes of its disclosure, HotelPlanner.com started with the guidance in ASC 606-10-55-89, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Further, the extent to which an entity’s revenue is disaggregated for the purposes of this disclosure depends on the facts and circumstances that pertain to the entity’s contracts with customers.

ASC 606-10-55-89 states that while some entities may need to use more than one type of category to meet the objective in ASC 606-10-50-5 for disaggregating revenue, others may meet the objective by using only one type of category to disaggregate revenue.

Securities and Exchange Commission

October 22, 2021

ASC 606-10-55-90 provides the following considerations of what an entity should consider when selecting the type of categories to use to disaggregate revenue:

a.	“Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations);

b.	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments; and

c.	Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.”

HotelPlanner.com’s business strategy is to grow revenue and profit by expanding existing customer relationships and acquiring new customers.

In applying the disaggregation framework, HotelPlanner.com considered its existing platform reporting segment. It referred to ASC 606-10-55-91 and considered certain categories that the guidance indicates might be appropriate categories for disaggregation consideration, including the type of product or service, sales channel, type of customer, and timing of transfer of goods or services. Based on its evaluation, it believes that it has met the disclosure objective of ASC 606-10-50-5. HotelPlanner.com disaggregates its revenues by segments, which it believes enables users of its financial statements to understand how its revenues impact its financial position and is in line with how it manages its business and how it monitors the performance of its business.

With respect to the referenced statement in Note 3 to HotelPlanner.com’s financial statements, the percentages indicated do not represent the concentration of revenue amounts, but rather the source of customer gross transaction quantity volume for individual hotel bookings. Other revenue sources (preferred memberships, software as a service, advertising, etc.) are not disaggregated, as the dollar amount of each is less than 10% of total revenues. Accordingly, the disclosure in the Proxy Statement has been revised to remove the disaggregated revenue disclosure from Note 3 to the financial statements because HotelPlanner.com believes the disclosure of segment revenues provides sufficient information with respect to disaggregated revenues as required by ASC 606-10-50-5.

General

22.	Please revise your disclosures showing the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders to include interim redemption levels. In addition, revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your analysis, including any needed assumptions.

We have revised the disclosure on pages 26 and 27 of the Proxy Statement as requested.

Securities and Exchange Commission

October 22, 2021

23.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. We note your disclosure on page 161.

We have revised the disclosure on page 27 of the Proxy Statement as requested.

24.	Please revise your organizational diagram at page 157 to include interim and maximum redemption scenarios. Also consider including a diagram which depicts the organizational structure prior to the business combination to identify the forms and percentages of ownership of the various parties to the Merger Agreement.

We have revised the disclosure in the Proxy Statement as requested to include interim and maximum redemption scenarios as well as diagrams to reflect the structure prior to the business combination. We have also moved the diagrams earlier in the Proxy Statement as orally requested by the staff.

25.	Reference is made both at page 19 and at page 96 to a section titled, “The Business Combination Proposal — Certain Engagements in Connection with the Business Combination”; however, we could not locate such section. Please revise or advise.

In response to the comment, we have corrected the above-indicated references in the Proxy Statement.

*************

Securities and Exchange Commission

October 22, 2021

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Felipe Gonzalez